**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 4, 2019
(correcting order dated April 3, 2019)**

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933**

**Silk Road Medical, Inc.**

**File No. 333-230045 - CF#37091**

Silk Road Medical, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 4, 2019.

Based on representations by Silk Road Medical, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.6 | through March 1, 2029 |
| Exhibit 10.7 | through March 1, 2029 |
| Exhibit 10.9 | through March 1, 2029 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary